Exhibit 99.1

Almacenes Éxito S.A.

Interim consolidated financial statements

As of September 30, 2024, and December 31, 2023, and for the periods of nine and three months ended September 30, 2024, and 2023

Almacenes Éxito S.A.

Interim consolidated statement of financial position

At September 30, 2024 and at December 31, 2023

(Amounts expressed in millions of Colombian pesos)

	Notes	At September 30, 2024	At December 31, 2023
Current assets
Cash and cash equivalents	7	881,278	1,508,205
Trade receivables and other receivables	8	548,741	704,931
Prepayments	9	35,498	41,515
Receivables from related parties	10	31,969	52,145
Inventories, net	11	2,931,111	2,437,403
Financial assets	12	5,825	2,452
Tax assets	24	752,217	524,027
Assets held for sale	40	20,583	12,413
Total current assets		5,207,222	5,283,091
Non-current assets
Trade receivables and other receivables	8	10,569	12,338
Prepayments	9	11,610	4,816
Other non-financial assets from related parties	10	542	52,500
Financial assets	12	24,225	25,014
Deferred tax assets	24	312,484	197,692
Property, plant and equipment, net	13	4,217,520	4,069,765
Investment property, net	14	1,806,944	1,653,345
Rights of use asset, net	15	1,689,338	1,361,253
Other intangible assets, net	16	400,103	366,369
Goodwill	17	3,260,092	3,080,622
Investments accounted for using the equity method	18	295,186	232,558
Other assets		398	398
Total non-current assets		12,029,011	11,056,670
Total assets		17,236,233	16,339,761
Current liabilities
Loans, borrowings, and other financial liability	20	2,143,670	1,029,394
Employee benefits	21	5,450	4,703
Provisions	22	47,108	22,045
Payables to related parties	10	40,122	55,617
Trade payables and other payable	23	4,248,368	5,248,777
Lease liabilities	15	272,011	282,180
Tax liabilities	24	96,005	107,331
Derivative instruments and collections on behalf of third parties	25	69,748	139,810
Other liabilities	26	183,156	254,766
Total current liabilities		7,105,638	7,144,623
Non-current liabilities
Loans, borrowings, and other financial liability	20	311,553	236,811
Employee benefits	21	35,571	35,218
Provisions	22	12,475	11,630
Trade payables and other payable	23	21,033	37,349
Lease liabilities	15	1,647,398	1,285,779
Deferred tax liabilities	24	296,868	156,098
Tax liabilities	24	7,350	8,091
Other liabilities	26	2,876	2,353
Total non-current liabilities		2,335,124	1,773,329
Total liabilities		9,440,762	8,917,952
Equity
Issued share capital	27	4,482	4,482
Reserves	27	1,491,489	1,431,125
Other equity components	27	4,968,850	4,665,070
Equity attributable to non-controlling interest		1,330,650	1,321,132
Total equity		7,795,471	7,421,809
Total liabilities and equity		17,236,233	16,339,761

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statement of profit or loss

For the periods of nine and three months ended September 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		January 1 to September 30		July 1 to September 30
	Notes	2024	2023	2024	2023
Continuing operations
Revenue from contracts with customers	28	15,592,485	15,706,751	5,242,429	5,131,477
Cost of sales	11	(11,684,447)	(11,654,534)	(3,956,048)	(3,851,607)
Gross profit		3,908,038	4,052,217	1,286,381	1,279,870

Distribution, administrative and selling expenses	29	(3,500,688)	(3,469,534)	(1,136,103)	(1,125,124)
Other operating revenue	31	56,131	27,784	17,019	7,777
Other operating expenses	31	(84,447)	(59,009)	(32,601)	(25,209)
Other (loss) gain net	31	(609)	(2,235)	338	(797)
Operating profit		378,425	549,223	135,034	136,517

Financial income	32	177,183	269,052	34,256	27,331
Financial cost	32	(489,684)	(577,077)	(149,019)	(137,234)
Share of income in joint ventures	18	(66,622)	(74,529)	(18,200)	(24,424)
(Loss) profit before income tax from continuing operations		(698)	166,669	2,071	2,190
Income tax gain (expense)	24	35,275	(32,871)	5,282	4,997
Profit for the period		34,577	133,798	7,353	7,187

Net (loss) profit attributable to:
Equity holders of the Parent		(91,331)	7,249	(34,733)	(31,685)
Non-controlling interests		125,908	126,549	42,086	38,872
Profit for the period		34,577	133,798	7,353	7,187

Earnings per share (*)
Basic earnings per share (*):
Basic (losses) earnings per share from continuing operations attributable to the shareholders of the Parent	33	(70.37)	5.59	(26.76)	(24.41)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statement of other comprehensive income

For the periods of nine and three months ended September 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		January 1 to September 30		July 1 to September 30
	Notes	2024	2023	2024	2023

Profit for the period		34,577	133,798	7,353	7,187

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) gain from financial instruments designated at fair value	27	(338)	(1,544)	239	(1,271)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(338)	(1,544)	239	(1,271)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain loss from translation exchange differences (1)	27	(8,139)	(977,492)	(153,415)	(336,642)
(Loss) gain from translation exchange differences to the put option (2)		(10,492)	73,813	23,458	26,257
Gain (loss) from cash flow hedge	27	1,038	1,169	(1,645)	2,486
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(17,593)	(902,510)	(131,602)	(307,899)
Total other comprehensive income		(17,931)	(904,054)	(131,363)	(309,170)
Total comprehensive income		16,646	(770,256)	(124,010)	(301,983)

Comprehensive income attributable to:
Equity holders of the Parent		(110,544)	(903,761)	(157,848)	(349,836)
Non-controlling interests		127,190	133,505	33,838	47,853

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	Represent exchange differences arising from the translation of put option on the subsidiary Grupo Disco Uruguay S.A. into the reporting currency.

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statement of changes in equity

At September 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non-controlling interests	Total shareholders’ equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(93,729)	(311,121)
Profit for the period	-	-	-	-	-	-	-	-	-	-	7,249	-	7,249	126,549	133,798
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	(984,823)	-	-	(984,823)	6,956	(977,867)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(65,389)	(65,389)	(56,428)	(121,817)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	488,728	488,728	-	488,728
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	73,813	-	72,412	146,225	59,035	205,260
Other movements	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(1,478)	(7,547)	(11,133)	2,545	(8,588)
Balance at September 30, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,877,912)	422,263	2,008,486	6,502,453	1,340,386	7,842,839

Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(118,451)	(183,980)
Profit for the period	-	-	-	-	-	-	-	-	-	-	(91,331)	-	(91,331)	125,908	34,577
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	(8,721)	-	-	(8,721)	1,282	(7,439)
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(82,108)	(82,108)	(70,457)	(152,565)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	564,827	564,827	-	564,827
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(10,492)	-	57,614	47,122	71,236	118,358
Other movements	-	-	-	-	-	-	-	(105)	(105)	-	(11)	-	(116)	-	(116)
Balance at September 30, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,682	1,491,489	(2,323,259)	316,993	2,451,140	6,464,821	1,330,650	7,795,471

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statement of cash flows

For the periods ended September 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Periods ended September 30,
	Notes	2024	2023
Operating activities
Profit for the period		34,577	133,798
Adjustments to reconcile profit for the period
Current income tax	24	70,265	75,291
Deferred income tax	24	(105,540)	(42,420)
Interest, loans and lease expenses	32	290,063	275,586
(Gain) loss from changes in fair value of derivative financial instruments	32	(15,621)	27,094
Expected credit loss (gain), net	8.1	11,515	3,514
Impairment of inventories, net	11.1	11,093	7,634
(Reversal) impairment of property, plant and equipment		(590)	(110)
Employee benefit provisions	21	1,682	1,696
Provisions and reversals	22	67,463	26,236
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	478,516	458,290
Amortization of other intangible assets	16	24,094	23,177
Share of profit in associates and joint ventures accounted for using the equity method		66,622	74,529
Gain from the disposal of non-current assets		4,437	3,341
Interest income	32	(24,017)	(33,941)
Other adjustments from items other than cash		(984)	(1,908)
Operating income before changes in working capital		913,575	1,031,807
Decrease in trade receivables and other receivables		144,648	78,564
(Increase) decrease in prepayments		(1,013)	6,005
Decrease (increase) in receivables from related parties		20,202	(2,567)
(Increase) in inventories		(463,559)	(89,916)
Decrease (increase) in tax assets		2,900	(4,946)
(Decrease) in employee benefits		(976)	(604)
Payments and decease in other provisions	22	(41,598)	(36,084)
(Decrease) in trade payables and other accounts payable		(1,010,957)	(1,252,719)
(Decrease) in accounts payable to related parties		(11,908)	(6,361)
(Decrease) in tax liabilities		(24,456)	(12,455)
(Decrease) in other liabilities		(71,885)	(51,836)
Income tax, net		(279,072)	7,399
Net cash flows (used in) operating activities		(824,099)	(333,713)
Investing activities
Businesses combinations		-	(37,158)
Advances to joint ventures		(77,292)	(10,698)
Acquisition of property, plant and equipment	13.1	(211,466)	(357,751)
Acquisition of investment property	14	(23,680)	(35,553)
Acquisition of other intangible assets	16	(12,511)	(25,243)
Proceeds of the sale of property, plant and equipment		5,075	7,806
Net cash flows (used in) investing activities		(319,874)	(458,597)
Financing activities
Proceeds financial assets		769	3,731
Payments from collections on behalf of third parties		(53,882)	(26,532)
Proceeds from loans and borrowings	20	1,483,290	1,241,972
Repayment of loans and borrowings	20	(197,461)	(136,716)
Payments of interest of loans and borrowings	20	(141,423)	(146,800)
Lease liabilities paid	15.2	(207,366)	(205,135)
Interest on lease liabilities paid	15.2	(111,312)	(91,642)
Dividends paid	37	(128,956)	(313,666)
Interest received	32	24,017	33,941
Payment to non-controlling interest		(152,565)	(121,817)
Net cash flows provided by financing activities		515,111	237,336
Net (decrease) in cash and cash equivalents		(628,862)	(554,974)
Effects of the variation in exchange rates		1,935	(80,017)
Cash and cash equivalents at the beginning of period	7	1,508,205	1,733,673
Cash and cash equivalents at the end of period	7	881,278	1,098,682

The accompanying notes are an integral part of the interim consolidated financial statements.

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Exito Group”.

Almacenes Éxito S.A. is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; is a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) and a foreign issuer with the U.S. Securities and Exchange Commission (SEC).

Interim consolidated financial statements as of September 30, 2024, were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on November 12, 2024.

Exito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.
-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.
-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.
-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.
-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.
-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.
-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2023, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Casino Guichard-Perrachon S.A., which owned 47.29% (directly and indirectly) of its ordinary shares and control of its board of directors. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Starting from January 22, 2024 and at September 30, 2024 and as a consequence of mentioned in Note 6, the immediate holding company, or controlling entity of the Almacenes Éxito S.A. is Cama Commercial Group Corp., which owns 86.84% (directly and indirectly) of its ordinary shares. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr. Francisco Javier Calleja Malaina.

A business group situation is registered in the Camara de Comercio de Aburrá Sur, by Almacenes Éxito S.A.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at September 30, 2024, which are the same at December 31, 2023:

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2024	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A.(a)	Spice Investment Mercosur S.A.	Uruguay	Uruguay	76.65%	100.00%	76.65%	23.35%
Devoto Hermanos S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ameluz S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Fandale S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Odaler S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
La Cabaña S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ludi S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Hiper Ahorro S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Maostar S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	76.65%	38.33%	61.67%
Semin S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Randicor S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ciudad del Ferrol S.C.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	76.65%	75.12%	24.88%
Setara S.A.	Odaler S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Mablicor S.A.	Fandale S.A.	Uruguay	Uruguay	51.00%	76.65%	39.09%	60.91%
Vía Artika S. A.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

(a)	In August and September 2023, an additional 7.5% equity stake was acquired in this subsidiary.

Note 1.2. Subsidiaries with material non-controlling interests

At September 30, 2024 and at December 31, 2023 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
	Country	September 30, 2024	December 31, 2023
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco Uruguay S.A.	Uruguay	23.35%	30.85%

Note 2. Basis of preparation and disclosure and other significant accounting policies

The consolidated financial statements as of December 31, 2023, and the interim consolidated financial statements as of September 30, 2024, and for the periods ended September 30, 2024, and 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The interim consolidated financial statements for the periods ended September 30, 2024, and 2023 are disclosure in accordance with IAS 34 and should be read in conjunction with the consolidated financial statements as of December 31, 2023, that were disclosed in accordance with IAS 1 and do not include all the information required for a consolidated financial statement disclosure in accordance with that IAS. The notes of this interim consolidated financial statements no do no provide insignificant updates to the information that was reported in the notes to the consolidated financial statements as of December 31, 2023. Some notes have been included to explain events and transactions that are relevant to understanding the changes in Exito Group’s financial situation, as well as the operating performance since December 31, 2023, and for update the information reported in the consolidated financial statements as of December 31, 2023.

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments, financial instruments and customer loyalty programs measured at fair value.

Exito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties’ ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders’ equity.

These consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito S.A. has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

“Control” is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Almacenes Éxito S.A. has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that most voting rights results in control. To support this presumption and when the Almacenes Éxito S.A. has less than a majority of the voting or similar rights of an investee, Almacenes Éxito S.A. considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Almacenes Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders’ equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Whenever a subsidiary is made available for sale or its operation is discontinued, but control over it is still maintained, its assets and liabilities are classified as assets held for sale and presented in a single line item in the statement of financial position. Results from discontinued operations are presented separately in the consolidated statement of profit or loss.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A ’s. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
US Dollar	4.164,21	3.822,05	3.978,76	4.325,05
Uruguayan peso	99,91	97,90	101,02	111,36
Argentine peso	4,29	4,73	4,49	16,82
Euro	4.647,50	4.222,05	4.326,11	4.675,64

(*)	Expressed in Colombian pesos.

Note 4. Accounting policies

The accompanying interim consolidate financial statements at September 30, 2024 have been prepared using the same accounting policies, measurements and bases used to present the consolidate financial statements for the year ended December 31, 2023, which are duly disclosed in the consolidated financial statements presented at the closing of this year, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 4.1.

The adoption of the new standards in force as of January 1, 2024, mentioned in Note 5.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2023 and no significant effect resulted from adoption thereof.

Nota 4.1. Voluntary changes in accounting policies

Starting on January 1, 2024, Exito Group made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the Average Cost method.

The Average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the Average Cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

The minor impact of this change on earnings (loss) per share and net income (loss) for the periods ended September 30, 2024, and 2023 and on the inventory and cost of sales accounts at December 31, 2023, is as follows:

	Periods ended September 30,
	2024		2023		December 31, 2023
	Earnings per share (expressed in Colombian pesos)	Net income	(Loss) per share (expressed in Colombian pesos)	Net (loss)	Inventories	Cost of sales
Adjustment	3,56	4,616	(3,79)	(4,921)	13,568	(2,668)
Percentage	13.35%	13.35%	3.68%	3.68%	0.57%	0.66%

Note 5. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 5.1. New and amended standards and interpretations.

Éxito Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2024. The new standards adopted are as follows:

Statement	Description	Applicable periods / impact
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, Éxito Group reviewed non-financial covenants to disclosure its compliance.

Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

These changes did not have any impact in the financial statements.

Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, Exito Group disclosed these liabilities.

Statement	Description	Applicable periods / impact
IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information.

The objective of IFRS S1 - General Requirements for the Disclosure of Sustainability–related Financial Information, is to require an entity to disclose information about all risks and opportunities related to sustainability that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as “sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s prospects.” The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.

In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S1

IFRS 2 - Climate-related Disclosures	The objective of IFRS S2 - Climate-related Disclosures, is to require an entity to disclose information about all risks and opportunities related to climate that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term (collectively referred to as “climate information”). The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.	In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S2.

Note 5.2. New and revised standards and interpretations issued and not yet effective

Exito Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect up to the date of the issuance of the consolidated financial statements:

Statement	Description	Applicable periods
Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted. No material effects are expected from the application of this Amendment.

IFRS 18 - Presentation and Disclosure in Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

Its objective is to help investors analyze the financial performance of companies by providing more transparent and comparable information to make better investment decisions.

This IFRS introduces three sets of new requirements:

a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. The companies choose the subtotals they wish to include, declaring an operating result, but the way it is calculated is different from one company to another, reducing comparability. The standard introduces three defined categories of income and expenses (operating, investing, and financing) to enhance the structure of the income statement and requires all companies to present new defined subtotals.

b. Transparency of performance measures defined for the management.: most companies do not provide enough information for investors to understand how the performance measures are calculated and how is the relation with the subtotals in the income statement. The standard requires that the companies disclose explanations about specific measures concerning with the income statement, referred to as performance measures defined for the management.

c. A more useful information in the financial statements: investors’ analysis of results is hindered if the information disclosed is either overly summarized or t much detailed. The standard provides detailed guidance about order of information and its disclosure in the main financial statements or in notes.

January 1, 2027, with early adoption permitted. No material effects are expected from the application of this IFRS.

Statement	Description	Applicable periods
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows for the simplification of reporting systems and processes for companies, reducing the costs of preparing the financial statements of subsidiaries while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply the IFRS for SMEs or national accounting standards for preparing their financial statements often have two sets of accounting records because the requirements of these SMEs Standards differ from IFRS.

This standard will solve these challenges in the following ways:

- Allowing subsidiaries to have a single set of accounting records to satisfice the needs of both their parent company and the users of their financial statements.

- Reducing disclosure requirements and adopting them to the needs of the users of their financial statements.

A subsidiary applies IFRS 19 if and only if:

a. The subsidiary does not disclose account to the market (generally, it is not traded and is not a financial institution); and

b. The intermediate or ultimate parent company discloses consolidated financial statements that are available tie the market and comply with IFRS.

January 1, 2027. No material effects are expected from the application of this IFRS because it is related with subsidiaries that use IFRS for SMEs or national accounting standards.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and governance characteristics and similar attributes. According to the characteristics of contractual cash flows, there is confusion about whether these assets should be measured at amortized cost or fair value.

With these modifications, IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial assets and comprehensive income with contingent characteristics, such as aspects related to environmental, social, and governance issues.

Additionally, these Amendments clarify the derecognition requirements for the settlement of financial assets or liabilities through electronic payment systems. The modifications clarify the date on which a financial asset or liability is derecognized.

IASB also developed an accounting policy that allows derecognize a financial liability before delivering cash on the settlement date if the following criteria are met: (a) the entity does not have the ability to withdraw, stop, or cancel the payment instructions; (b) the entity does not have the ability to access the cash that will be used for the payment instruction; and (c) there is no significant risk associated with the electronic payment system.

January 1, 2026. No material effects are expected from the application of these Amendments.

Annual improvements to IFRS standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows.

The issued amendments include clarifications, precisions regarding cross-referencing of standards and obsolete references, changes to normative examples, and revisions to certain wording in some paragraphs. The aim of these changes is to enhance the understandability of these standards and to avoid ambiguities in their interpretation.

January 1, 2026. with early adoption permitted. No material effects are expected from the application of these Amendments

Note 6. Relevant facts

Change in controlling entity

On January 22, 2024, 86.84% of the common shares of Almacenes Éxito S.A. were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of Almacenes Éxito S.A.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	September 30, 2024	December 31, 2023
Cash at banks and on hand	763,204	1,477,368
Term deposit certificates and TES (1)	65,345	7,244
Fiduciary rights – money market like (2)	51,316	22,266
Funds	1,413	1,318
Other cash equivalents	-	9
Total cash and cash equivalents	881,278	1,508,205

(1)	The increase corresponds to simultaneous transactions of securities settled within 1 business day with Corredores Asociados S.A.

(2)	The balance is as follows:

	September 30, 2024	December 31, 2023
Corredores Davivienda S.A.	32,704	172
Fiducolombia S.A.	12,480	18,549
Fondo de Inversión Colectiva Abierta Occirenta	3,594	167
BBVA Asset S.A.	2,062	165
Fiduciaria Bogota S.A.	465	2,600
Credicorp Capital	11	613
Total fiduciary rights	51,316	22,266

The increase corresponds to new fiduciary rights to be used in Exito Group’s real estate operation.

At September 30, 2024, Exito Group recognized interest income from cash at banks and cash equivalents in the amount of $24,017 (September 30, 2023 - $33,941), which were recognized as financial income as detailed in Note 32.

At September 30, 2024 and at December 31, 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	September 30, 2024	December 31, 2023
Trade receivables (Note 8.1.)	326,611	466,087
Other account receivables (Note 8.2.)	232,699	251,182
Total trade receivables and other account receivables	559,310	717,269
Current	548,741	704,931
Non-Current	10,569	12,338

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	September 30, 2024	December 31, 2023
Trade accounts	262,621	391,552
Sale of real-estate project inventories	40,194	39,277
Rentals and dealers	34,224	41,122
Employee funds and lending	4,022	3,799
Allowance for expected credit loss	(14,450)	(9,663)
Trade receivables	326,611	466,087

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the period ended September 30, 2024, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $11,515 ($3,514 - expense for the period ended of September 30, 2023).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2022	22,882
Additions (Note 29)	17,357
Reversal of allowance for expected credit losses (Note 31)	(13,843)
Write-off of receivables	(8,036)
Effect of exchange difference from translation into presentation currency	(4,340)
Balance at September 30, 2023	14,020

Balance at December 31, 2023	9,663
Additions (Note 29)	30,119
Reversal of allowance for expected credit losses (Note 31)	(18,604)
Write-off of receivables	(6,544)
Effect of exchange difference from translation into presentation currency	(184)
Balance at September 30, 2024	14,450

Note 8.2. Other receivables

	September 30, 2024	December 31, 2023
Business agreements (1)	99,531	123,932
Recoverable taxes	68,282	51,340
Other loans or advances to employees	35,641	33,142
Money remittances	4,786	18,892
Maintenance fees	3,058	2,649
Sale of property, plant, and equipment	1,892	141
Long-term receivable	1,716	3,598
Money transfer services	1,489	653
Other	16,304	16,835
Total other account receivables	232,699	251,182

(1)	The variation corresponds mainly to the decrease in the account receivable from Caja de Compensación Familiar - Cafam related to family subsidies in amount of $20,666. Additionally, there was a reduction in account receivable from agreements with companies that provide benefits to their associates in amount of $8,500.

Note 9. Prepayments

The balance of prepayments is shown below:

	September 30, 2024	December 31, 2023
Insurance	21,144	23,457
Leases (1)	12,407	6,705
Maintenance	6,054	2,739
Advertising	2,882	5,770
Other prepayments	4,621	7,660
Total prepayments	47,108	46,331
Current	35,498	41,515
Non-Current	11,610	4,816

1)	Corresponds to the leases paid in advance of the following real estate:

	September 30, 2024	December 31, 2023
Almacén Carulla Castillo Grande	7,104	-
Almacén Éxito San Martín	3,302	3,583
Proyecto Arábica	36	36
Miscellaneous stores	1,965	3,086
Total leases	12,407	6,705

Note 10. Related parties

As mentioned in the control´s change in Note 6, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

-	Fundación Salvador del mundo;
-	N1 Investments, Inc.;
-	Clarendon Wolrwide S.A.;
-	Avelan Enterprise, Ltd.;
-	Foresdale Assets, Ltd.;
-	Invenergy FSRU Development Spain S.L.;
-	Talgarth Trading Inc.;
-	Calleja S. A. de C.V.
-	Camma Comercial Group. Corp.

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between Exito Group and its joint ventures and other related entities and were substantially made and accounted for in accordance with the prices, terms and conditions agreed upon between the parties, in market conditions and there were not free services. The agreements are detailed as follows:

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Exito Group through credit cards, (ii) the use of these credit cards in and out of Exito Group stores and (iii) the use of other financial services agreed between the parties inside Exito Group stores.

-	Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from services, as well as to costs and expenses related to services received.

As mentioned in Note 1, at September 30, 2024, the controlling entity of Almacenes Éxito S.A. is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of Almacenes Éxito S.A. was Casino Guichard-Perrachon S.A.

The amount of revenue arising from transactions with related parties is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Joint ventures (1)	40,803	49,061	12,978	17,026
Casino Group Companies (2)	-	2,767	-	1,335
Total	40,803	51,828	12,978	18,361

(1)	The amount of revenue with each joint venture is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	30,722	37,686	9,727	12,751
Yield on bonus, coupons and energy	5,062	5,737	1,829	2,113
Lease of real estate	3,174	3,019	1,009	966
Services	544	1,097	103	603
Total	39,502	47,539	12,668	16,433

Puntos Colombia S.A.S.
Services	774	1,301	165	372

Sara ANV S.A.
Services	527	221	145	221

Total	40,803	49,061	12,978	17,026

(2)	Revenue mainly relates to the provision of services and rebates from suppliers.

Revenue by each company is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Relevanc Colombia S.A.S.	-	1,935	-	808
Casino International	-	715	-	527
Casino Services	-	77	-	-
Distribution Casino France	-	40	-	-
Total	-	2,767	-	1,335

The amount of costs and expenses arising from transactions with related parties is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Key management personnel (1)	95,955	68,672	11,644	23,280
Joint ventures (2)	86,565	82,482	29,486	28,155
Members of the Board	467	2,434	24	786
Casino Group Companies (3)	-	8,143	-	1,196
Controlling entity	-	10,849	-	2,909
Total cost and expenses	182,987	172,580	41,154	56,326

(1)	Transactions between Exito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Short-term employee benefits	95,129	65,432	11,400	20,762
Post-employment benefits	826	1,034	244	312
Termination benefits	-	2,206	-	2,206
Total key management personnel compensation	95,955	68,672	11,644	23,280

(2)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	8,610	10,005	2,603	3,281

Puntos Colombia S.A.S.
Cost of customer loyalty program	77,955	72,477	26,883	24,874

Total	86,565	82,482	29,486	28,155

(3)	Costs and expenses accrued mainly arise from intermediation in the import of goods and consultancy services.

Costs and expenses by each company are as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Distribution Casino France	-	3,425	-	484
Euris	-	1,393	-	428
International Retail Trade and Services IG.	-	1,194	-	158
Casino Services	-	1,166	-	73
Companhia Brasileira de Distribuição S.A. – CBD	-	549	-	-
Relevanc Colombia S.A.S.	-	405	-	42
Cdiscount S.A.	-	11	-	11
Total costos y gastos	-	8,143	-	1,196

Note 10.3. Receivable and Other non-financial assets from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivable		Other non-financial assets
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Joint ventures (1)	31,969	44,634	542	52,500
Casino Group companies (2)	-	5,945	-	-
Controlling entity	-	1,566	-	-
Current	31,969	52,145	-	-
Non-Current	-	-	542	52,500

(1)	The balance of receivables by each joint ventures and by each concept:

-	Receivables:

	September 30, 2024	December 31, 2023
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	4,586	4,697
Other services	107	1,784
Total	4,693	6,481

Puntos Colombia S.A.S.
Redemption of points	27,218	37,926

Sara ANV S.A.
Other services	58	227

Total receivables	31,969	44,634

-	Other non-financial assets:

The amount of $542 as of September 30, 2024, corresponds to payments made to Sara ANV S.A. for the subscription of shares. The amount of $52,500 as of December 31, 2023, corresponded to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization had not been obtained from the Superintendencia Financiera de Colombia; during 2024, authorization was obtained to register the equity increase.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	September 30, 2024	December 31, 2023
Casino International	-	3,224
Relevanc Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
International Retail and Trade Services	-	810
Casino Services	-	7
Total Casino Group companies	-	5,945

Note 10.4. Payables to related parties

The balance of payables to related parties is shown below:

	September 30, 2024	December 31, 2023
Joint ventures (1)	40,122	44,032
Controlling entity	-	10,581
Casino Group companies (2)	-	1,004
Total	40,122	55,617

(1)	The balance of payables by each joint venture is as follows:

	September 30, 2024	December 31, 2023
Puntos Colombia S.A.S (a)	40,076	43,986
Compañía de Financiamiento Tuya S.A.	46	44
Sara ANV S.A.	-	2
Total accounts payable to joint ventures	40,122	44,032

(a)	Represents the balance arising from points (accumulations) issued.

(2)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	September 30, 2024	December 31, 2023
Casino Services	-	885
International Retail and Trade Services IG	-	91
Other	-	28
Total Casino Group companies	-	1,004

Note 10.5. Collections on behalf of third parties with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	September 30, 2024	December 31, 2023
Joint ventures (1)	17,968	26,515

(1)	Mainly represents collections received from customers related to the use of Tarjeta Éxito card, owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	September 30, 2024	December 31, 2023
Inventories (1)	2,756,886	2,352,735
Inventories in transit	94,715	22,312
Raw materials	41,199	28,367
Real estate project inventories (2)	22,641	18,003
Materials, spares, accessories and consumable packaging	15,661	15,884
Production in process	9	102
Total inventories, net	2,931,111	2,437,403

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2022	13,150
Loss recognized during the period (Note 11.2.)	7,634
Effect of exchange difference from translation into presentation currency	(1,724)
Balance at September 30, 2023	19,060

Balance at December 31, 2023	19,583
Loss recognized during the period (Note 11.2.)	11,093
Effect of exchange difference from translation into presentation currency	(115)
Balance at September 30, 2024	30,561

(2)	For 2024, represents López de Galarza real estate project for $776 (December 31, 2023 - $776) and Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227), Éxito La Colina real estate project for $3,047 and Éxito Montería Centro real estate project for $4,009.

At September 30, 2024, and at December 31, 2023, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Cost of goods sold (1)	13,124,289	13,015,356	4,452,335	4,306,084
Trade discounts and purchase rebates	(2,158,671)	(2,040,273)	(746,918)	(689,206)
Logistics costs (2)	503,535	476,868	167,572	165,385
Damage and loss	204,201	194,949	78,230	66,204
Loss recognized during the period (Note 11.1)	11,093	7,634	4,829	3,140
Total cost of sales	11,684,447	11,654,534	3,956,048	3,851,607

(1)	For the period ended September 30, 2024, includes $21,986 of depreciation and amortization cost (September 30, 2023 - $22,013).

(2)	The detail is shown below:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Employee benefits	280,965	260,492	94,218	88,584
Services	144,649	141,123	44,802	50,226
Depreciations and amortizations	60,408	57,119	20,732	19,270
Repairs and maintenance	4,472	5,516	1,489	1,624
Upload and download operators	4,431	4,213	1,661	1,467
Packaging and marking materials	4,084	4,922	1,286	2,074
Leases	3,831	3,274	1,293	1,368
Fuels	2,296	1,338	805	440
Insurance	474	579	173	234
Other	(2,075)	(1,708)	1,113	98
Total logistics costs	503,535	476,868	167,572	165,385

Note 12. Financial assets

The balance of financial assets is shown below:

	September 30, 2024	December 31, 2023
Financial assets measured at fair value through other comprehensive income (1)	23,807	23,964
Derivative financial instruments (2)	5,752	-
Financial assets measured at fair value through profit or loss	465	546
Derivative financial instruments designated as hedge instruments (3)	26	2,378
Financial assets measured at amortized cost	-	578
Total financial assets	30,050	27,466
Current	5,825	2,452
Non-Current	24,225	25,014

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	September 30, 2024	December 31, 2023
Investments in bonds	13,149	13,288
Cnova N.V.	9,222	9,222
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	32	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	23,807	23,964

(2)	Derivative relates to forward of exchange rates. The fair value of these instruments is determined based on valuation models used by market participants.

At September 30, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Foreign currency liabilities	USD / COP EUR / COP	1 USD / $4,441.68 1 EUR / $4,552.33	5,752

The detail of maturities of these instruments at September 30, 2024, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	1,846	3,005	901	-	-	5,752

(3)	Derivative instruments designated as hedging instrument relates to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants.

At September 30, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Loans and borrowings	-	-	USD / COP	1 USD / $4,200.51	26

The detail of maturities of these hedge instruments at September 30, 2024, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	26	-	-	-	-	26

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	2,378

The detail of maturities of these hedge instruments at December 31, 2023, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At September 30, 2024, and at December 31, 2023, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiaries Libertad S.A. and Grupo Disco del Uruguay S.A. in amount of $47 (December 31, 2023 - $74), included within the line item Financial assets measured at fair value through profit or loss.

None of the assets were impaired at September 30, 2024, and at December 31, 2023.

Note 13. Property, plant and equipment, net

	September 30, 2024	December 31, 2023
Land	1,275,278	1,145,625
Buildings	2,321,555	2,149,905
Machinery and equipment	1,261,348	1,204,968
Furniture and fixtures	803,162	751,496
Assets under construction	77,892	48,456
Installations	192,583	183,485
Improvements to third-party properties	773,805	768,322
Vehicles	27,536	23,148
Computers	425,603	389,756
Other property, plant and equipment	289	289
Total property, plant and equipment, gross	7,159,051	6,665,450
Accumulated depreciation	(2,937,002)	(2,590,675)
Impairment	(4,529)	(5,010)
Total property, plant and equipment, net	4,217,520	4,069,765

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712
Additions	51,490	20,290	78,523	34,778	68,781	2,315	23,492	584	25,330	-	305,583
Acquisitions through business combinations	-	-	310	71	77	2,367	-	-	4	-	2,829
(Decrease) Increase from movements between property, plant and equipment accounts	-	(62)	2,455	(13,771)	(10,126)	2,530	18,725	-	249	-	-
(Decreases) by transfer (to) other balance sheet accounts – investment property	-	-	-	-	(345)	-	-	-	-	-	(345)
Disposals and derecognition	-	(1)	(24,501)	(8,623)	(2,798)	(1,603)	(3,209)	(1,229)	(6,006)	-	(47,970)
Effect of exchange differences on translation into presentation currency	(195,433)	(258,889)	(48,124)	(50,082)	(10,488)	(25,811)	(45,416)	(7,780)	(40,264)	-	(682,287)
(Decrease) increase from transfers (to) from other balance sheet accounts - tax assets	-	3,420	(8,270)	(2,818)	(7,189)	-	(553)	714	(2,613)	-	(17,309)
(Decrease) from transfers (to) other balance sheet accounts - inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	-	(4,662)
Increases by transfer from other balance sheet accounts - intangibles	-	-	63	-	-	-	-	-	1,283	-	1,346
Hyperinflation adjustments	121,862	161,991	23,618	22,729	(128)	-	-	8,592	24,674	-	363,338
Balance at September 30, 2023	1,254,277	2,273,178	1,200,320	771,906	88,089	176,895	769,332	29,593	407,595	16,050	6,987,235

Balance at December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450
Additions	1,843	2,027	41,733	29,413	47,700	3,323	9,894	258	9,943	-	146,134
Increase (decrease) from movements between property, plant and equipment accounts	-	-	7,872	6,089	(17,066)	2,956	-	-	149	-	-
Disposals and derecognition	(152)	-	(16,512)	(5,561)	(653)	(884)	(10,293)	(294)	(1,928)	-	(36,277)
Effect of exchange differences on translation into presentation currency	(8,474)	(10,939)	(88)	444	298	3,703	6,309	(882)	(1,793)	-	(11,422)
(Decrease) by transfer (to) other balance sheet accounts - intangibles	-	-	-	-	(847)	-	-	-	-	-	(847)
Decrease) from transfers (to) other balance sheet accounts - inventories	(2,760)	(6,267)	(7)	-	-	-	-	-	-	-	(9,034)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(4,647)	(3,290)	(118)	-	(427)	-	(823)	-	(9,305)
Hyperinflation adjustments	139,196	186,829	28,029	24,571	122	-	-	5,306	30,299	-	414,352
Balance at September 30, 2024	1,275,278	2,321,555	1,261,348	803,162	77,892	192,583	773,805	27,536	425,603	289	7,159,051

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	604,747	667,593	541,405	117,623	362,411	22,794	265,050	6,373	2,587,996
Depreciation	39,490	69,974	47,471	9,029	29,763	1,479	28,353	591	226,150
Depreciation through business combinations	-	46	4	73	-	-	-	-	123
Disposals and derecognition	109	(18,177)	(7,089)	(801)	(822)	(1,101)	(5,350)	-	(33,231)
Effect of exchange differences on translation into presentation currency	(93,323)	(36,508)	(39,570)	(15,787)	(17,342)	(6,644)	(36,305)	-	(245,479)
(Decreases) by transfer (to) other balance sheet accounts – inventories	(660)								(660)
Other	151	(22)	-	-	-	-	-	-	129
Hyperinflation adjustments	64,773	18,932	15,880	-	-	6,155	23,401	-	129,141
Balance at September 30, 2023	615,287	701,838	558,101	110,137	374,010	22,683	275,149	6,964	2,664,169

Balance at December 31, 2023	575,427	702,416	552,182	105,595	372,997	17,920	264,134	4	2,590,675
Depreciation	39,399	68,457	42,495	9,191	30,348	957	28,524	-	219,371
Disposals and derecognition	-	(12,884)	(3,892)	(563)	(6,743)	(289)	(1,918)	-	(26,289)
Effect of exchange differences on translation into presentation currency	(4,932)	(298)	868	2,071	2,249	(669)	(1,663)	-	(2,374)
(Decreases) by transfer (to) other balance sheet accounts – inventories	(1,977)	(1)	-	-	-	-	-	-	(1,978)
Hyperinflation adjustments	80,533	23,736	19,718	-	-	5,177	28,433	-	157,597
Balance at September 30, 2024	688,450	781,426	611,371	116,294	398,851	23,096	317,510	4	2,937,002

Impairment	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	-	110	-	-	-	-	4,326	-	-	-	4,436
Reversal of Impairment losses	-	-	-	-	-	-	(110)	-	-	-	(110)
Impairment derecognition	-	(110)	-	-	-	-	-	-	-	-	(110)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(548)	-	-	-	(548)
Balance at September 30, 2023	-	-	-	-	-	-	3,668	-	-	-	3,668

Balance at December 31, 2023	-	-	-	-	-	-	5,010	-	-	-	5,010
Reversal of Impairment losses	-	-	-	-	-	-	(590)	-	-	-	(590)
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-	-	109	-	-	-	109
Balance at September 30, 2024	-	-	-	-	-	-	4,529	-	-	-	4,529

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Exito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Exito Group which concluded that there are no contractual or legal obligations at acquisition.

At September 30, 2024 and at December 31, 2023 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At September 30, 2024 and at December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

At September 30, 2024 and at December 31, 2023, the Exito Group has insurance for cover the loss ‘risk over this property, plant and equipment.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes.

	January 1 to September 30
	2024	2023
Additions	146,134	305,583
Additions to trade payables for deferred purchases of property, plant and equipment	(184,986)	(320,452)
Payments for deferred purchases of property, plant and equipment	250,318	372,620
Acquisition of property, plant and equipment in cash	211,466	357,751

Note 14. Investment property, net

Exito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	September 30, 2024	December 31, 2023
Land	283,391	263,172
Buildings	1,896,151	1,671,190
Constructions in progress	32,091	22,613
Total cost of investment properties	2,211,633	1,956,975
Accumulated depreciation	(396,732)	(295,673)
Impairment	(7,957)	(7,957)
Total investment properties, net	1,806,944	1,653,345

The movement of the cost of investment properties and accumulated depreciation during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152
Additions	-	3,569	31,984	35,553
Increase from transfers from property, plant and equipment	-	345	-	345
Increase (decrease) from movements between investment properties accounts	-	124,297	(124,297)	-
Effect of exchange differences on the translation into presentation currency	(32,770)	(267,889)	(697)	(301,356)
Hyperinflation adjustments	18,536	203,247	523	222,306
Other	-	(30)	(1,127)	(1,157)
Balance at September 30, 2023	298,165	1,807,729	15,949	2,121,843

Balance at December 31, 2023	263,172	1,671,190	22,613	1,956,975
Additions	-	2,308	21,372	23,680
Increase (decrease) from movements between investment properties accounts	-	11,857	(11,857)	-
(Disposals and derecognition)	-	-	(575)	(575)
Effect of exchange differences on the translation into presentation currency	(953)	(22,265)	(59)	(23,277)
Hyperinflation adjustments	21,172	233,061	597	254,830
Balance at September 30, 2024	283,391	1,896,151	32,091	2,211,633

Accumulated depreciation	Buildings
Balance at December 31, 2022	317,665
Depreciation expenses	23,396
Effect of exchange differences on the translation into presentation currency	(74,253)
Hyperinflation adjustments	63,774
Other	22
Balance at September 30, 2023	330,604

Balance at December 31, 2023	295,673
Depreciation expenses	25,338
(Disposals and derecognition)	(2)
Effect of exchange differences on the translation into presentation currency	(6,702)
Hyperinflation adjustments	82,425
Balance at September 30, 2024	396,732

At September 30, 2024, and at December 31, 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At September 30, 2024, and at December 31, 2023, the Exito Group is not committed to acquire, build or develop new investment property.

In Note 35 discloses the fair value of investment property, based on the appraisal carried out annually by an independent third party.

Note 15. Leases

Note 15.1 Right of use asset, net

The net balance of right of use asset is shown below:

	September 30, 2024	December 31, 2023
Right of use asset	3,515,516	2,980,106
Accumulated depreciation	(1,820,215)	(1,612,996)
Impairment	(5,963)	(5,857)
Total right of use asset, net	1,689,338	1,361,253

The movement of right of use asset and accumulated depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2022	2,826,607
Increase from new contracts	44,988
Remeasurements from existing contracts (1)	126,008
Derecognition and disposal (2)	(5,775)
Acquisitions through business combinations	7,543
Effect of exchange differences on the translation into presentation currency	(66,040)
Other changes	12,527
Balance at September 30, 2023	2,945,858

Balance at December 31, 2023	2,980,106
Increase from new contracts	72,694
Remeasurements from existing contracts (1)	487,849
Derecognition and disposal (2)	(33,030)
Hyperinflation adjustments	4,293
Effect of exchange differences on the translation into presentation currency	3,604
Balance at September 30, 2024	3,515,516

Accumulated depreciation
Balance at December 31, 2022	1,377,029
Depreciation	208,744
Derecognition and disposal (2)	(115)
Effect of exchange differences on the translation into presentation currency	(33,360)
Other changes	13,293
Balance at September 30, 2023	1,565,591

Balance at December 31, 2023	1,612,996
Depreciation	233,807
Derecognition and disposal (2)	(33,030)
Effect of exchange differences on the translation into presentation currency	2,286
Other changes	4,156
Balance at September 30, 2024	1,820,215

Impairment
Balance at December 31, 2022	6,109
Effect of exchange differences on the translation into presentation currency	(787)
Balance at September 30, 2023	5,322

Balance at December 31, 2023	5,857
Derecognition and disposal (2)	(15)
Effect of exchange differences on the translation into presentation currency	121
Balance at September 30, 2024	5,963

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of building lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	September 30, 2024	December 31, 2023
Buildings	3,483,056	2,948,056
Vehicles	16,037	18,950
Lands	12,543	7,540
Equipment (a)	3,880	5,560
Total	3,515,516	2,980,106

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	September 30, 2024	December 31, 2023
Buildings	1,802,879	1,594,867
Vehicles	10,036	8,845
Lands	5,171	4,488
Equipment (a)	2,129	4,796
Total	1,820,215	1,612,996

(a)	Decrease by termination of the contracts.

Depreciation expense by class of underlying asset is shown below:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Buildings	229,565	203,237	77,370	69,301
Vehicles	3,032	3,365	918	525
Lands	597	556	209	176
Equipment	613	1,586	71	1,088
Total depreciation	233,807	208,744	78,568	71,090

Exito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, restrictions nor covenants imposed by leases.

At September 30, 2024, the average remaining term of lease contracts is 12.5 years (11.7 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities

The balance of lease liabilities is shown below:

	September 30, 2024	December 31, 2023
Lease liabilities	1,919,409	1,567,959
Current	272,011	282,180
Non-Current	1,647,398	1,285,779

The movement in lease liabilities is as shown:

Balance at December 31, 2022	1,655,955
Additions	44,988
Accrued interest (Note 32	93,209
Remeasurements	126,008
Terminations	(8,672)
Payments of lease liabilities	(205,135)
Payments of interests	(91,642)
Acquisitions through business combinations	7,526
Effect of exchange differences on the translation into presentation currency	(39,841)
Balance at September 30, 2023	1,582,396

Balance at December 31, 2023	1,567,959
Additions	72,694
Accrued interest (Note 32)	110,582
Remeasurements	487,849
Terminations	(1,416)
Payments of lease liabilities	(207,366)
Payments of interests	(111,312)
Effect of exchange differences on the translation into presentation currency	419
Balance at September 30, 2024	1,919,409

Below are the future lease liability payments at September 30, 2023:

Up to one year	282,088
From 1 to 5 years	961,621
More than 5 years	1,092,412
Minimum lease liability payments	2,336,121
Future financing (expenses)	(416,712)
Total minimum net lease liability payments	1,919,409

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	September 30, 2024	December 31, 2023
Trademarks	294,589	250,879
Computer software	286,644	278,893
Rights	26,306	23,385
Other	148	90
Total cost of other intangible assets	607,687	553,247
Accumulated amortization	(207,584)	(186,878)
Total other intangible assets, net	400,103	366,369

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	299,688	274,480	24,703	147	599,018
Additions	5,296	19,947	-	-	25,243
Transfers (to) other balance sheet accounts – property, plant, and equipment	-	(1,346)	-	-	(1,346)
Disposals and derecognition	-	(141)	-	-	(141)
Effect of exchange differences on the translation into presentation currency	(68,378)	(4,570)	(2,416)	(72)	(75,436)
Hyperinflation adjustments	40,162	-	2,396	56	42,614
Transfers	-	71	-	-	71
Other minor movements	-	7	-	-	7
Balance at September 30, 2023	276,768	288,448	24,683	131	590,030

Balance at December 31, 2023	250,879	278,893	23,385	90	553,247
Additions	6	12,384	121	-	12,511
Transfers from other balance sheet accounts – property, plant, and equipment	-	847	-	-	847
Disposals and derecognition	-	(6,061)	-	-	(6,061)
Effect of exchange differences on the translation into presentation currency	(2,171)	581	(265)	(5)	(1,860)
Hyperinflation adjustments	45,875	-	3,065	63	49,003
Balance at September 30, 2024	294,589	286,644	26,306	148	607,687

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2022	172,630	1,582	126	174,338
Amortization	23,010	167	-	23,177
Effect of exchange differences on the translation into presentation currency	(3,670)	(907)	(72)	(4,649)
Hyperinflation adjustments	-	1,101	56	1,157
Disposals and derecognition	(116)	-	-	(116)
Balance at September 30, 2023	191,854	1,943	110	193,907

Balance at December 31, 2023	185,455	1,354	69	186,878
Amortization	23,957	137	-	24,094
Effect of exchange differences on the translation into presentation currency	480	(124)	(6)	350
Hyperinflation adjustments	-	1,878	63	1,941
Disposals and derecognition	(5,679)	-	-	(5,679)
Balance at September 30, 2024	204,213	3,245	126	207,584

(1)	The balance of trademarks, is shown below:

Operating segment	Brand	Useful life	September 30, 2024	December 31, 2023
Uruguay	Miscellaneous	Indefinite	117,380	115,020
Argentina	Libertad	Indefinite	90,776	49,432
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	5,296
Colombia	Finlandek	Indefinite	6	-
			294,589	250,879

The trademarks have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

At September 30, 2024 and at December 31, 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	September 30, 2024	December 31, 2023
Spice Investment Mercosur S.A.	1,464,915	1,441,256
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Libertad S.A.	342,100	186,289
Cafam	122,219	122,219
Other	50,806	50,806
Total goodwill	3,261,109	3,081,639
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,260,092	3,080,622

The movement in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2022	3,485,320	(1,017)	3,484,303
Acquisitions through business combinations	34,553	-	34,553
Effect of exchange differences on the translation into presentation currency	(378,793)	-	(378,793)
Hyperinflation adjustments	151,357	-	151,357
Balance at September 30, 2023	3,292,437	(1,017)	3,291,420

Balance at December 31, 2023	3,081,639	(1,017)	3,080,622
Effect of exchange differences on the translation into presentation currency	6,584	-	6,584
Hyperinflation adjustments	172,886	-	172,886
Balance at September 30, 2024	3,261,109	(1,017)	3,260,092

Goodwill has indefinite useful life on the grounds of the Exito Group’s considerations thereon, and consequently it is not amortized.

17.1. Business combinations

Related to business combinations from 2023, at September 30, 2024, Exito Group has completed the process of the allocation of the purchase price. The consideration transferred, the fair values of identifiable assets and liabilities from the business acquired at acquisition date and the adjustments of measurement at closing period are as follows:

	Book values at the date of acquisition			Measurement period adjustments			Final Fair values at the date of acquisition
	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Cash	-	-	-	-	411	-	-	411	-
Trade receivables	-	-	-	-	1,309	-	-	1,309	-
Inventories	680	-	-	(17)	1,230	-	663	1,230	-
Tax assets	-	-	-	-	334	-	-	334	-
Property, plant and equipment, net	2,614	92	1,758	(66)	314	-	2,548	406	1,758
Rights of use	-	7,543	-	-	(7,543)	-	-	-	-
Brands	-	-	-	12,904	-	-	12,904	-	-
Total identifiable assets	3,294	7,635	1,758	12,821	(3,945)	-	16,115	3,690	1,758
Financial liabilities	-	-	235	-	-	-	-	-	235
Trade payables	689	110	846	(18)	2,099	-	671	2,209	846
Leases liabilities	-	7,525	-	-	(7,525)	-	-	-	-
Total liabilities take on	689	7,635	1,081	(18)	(5,426)	-	671	2,209	1,081
Net assets and liabilities measured at fair value	2,605	-	677	12,839	1,481	-	15,444	1,481	677
Consideration transferred	20,126	17,032	1,558	(865)	606	-	19,261	17,638	1,558
Goodwill from the acquisition	17,521	17,032	881	(13,704)	(875)	-	3,817	16,157	881

The goodwill and variations from the time of acquisition at September 30, 2024, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Total
Goodwill from the acquisition	3,817	16,157	881	20,855
Effect of exchange difference	(462)	(1,953)	(106)	(2,521)
Balance at December 31, 2023	3,355	14,204	775	18,334
Effect of exchange difference	69	291	16	376
Balance at September 30, 2024	3,424	14,495	791	18,710

The revenues and profit or loss of this business acquired, corresponding to the period ended at September 30, 2024, included in the consolidated statements of profit or loss at September 30, 2024, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Revenues	5,718	18,174	19
Profit for the period	202	(37)	(5)

This companies acquired are ongoing business that are consider attractive, located in strategic places coinciding with the expansion plan of the Exito Group.

Goodwill was fully allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operation of stores acquired in this country.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	September 30, 2024	December 31, 2023
Compañía de Financiamiento Tuya S.A.	Joint venture	278,447	220,134
Puntos Colombia S.A.S.	Joint venture	15,601	9,986
Sara ANV S.A.	Joint venture	1,138	2,438
Total investments accounted for using the equity method		295,186	232,558

There are no restrictions on the capability of joint ventures to transfer funds in the form of cash dividends, or loan repayments or advance payments.

There are not contingent liabilities incurred related to its participation therein.

Exito Group has no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them.

These investments have no restrictions or liens that affect the interest held in them.

The corporate purpose, other corporate information and financial information regarding investments accounted for using the equity method were duly disclosed in the consolidated financial statements presented at the closing of 2023.

The movement in the investments accounted for using the equity method during the period presented is as follows:

Balance at December 31, 2022	300,021
Capital increases (reduction), net	35,100
Share of income (Note 18.1)	(74,529)
Balance at September 30, 2023	260,592

Balance at December 31, 2023	232,558
Capital increases (reduction), net	129,250
Share of income (Note 18.1)	(66,622)
Balance at September 30, 2024	295,186

Nota 18.1. Share of income in joint ventures

The result for the participation of the profits from investments accounted for using the equity method is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.	(70,936)	(75,565)	(19,409)	(23,846)
Sara ANV S.A.	(1,301)	(222)	(424)	(180)
Puntos Colombia S.A.S.	5,615	1,258	1,633	(398)
Total	(66,622)	(74,529)	(18,200)	(24,424)

Note 19. Non-cash transactions

During the periods ended September 30, 2024, and September 30, 2023, Exito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13 and 15, respectively.

Note 20. Loans, borrowing and other financial liabilities

The balance of loans, borrowing and other financial liability is shown below:

	September 30, 2024	December 31, 2023
Bank loans	2,123,167	815,674
Put option on non-controlling interests (1)	323,984	442,342
Letters of credit	8,072	8,189
Total loans, borrowing and other financial liabilities	2,455,223	1,266,205
Current	2,143,670	1,029,394
Non-Current	311,553	236,811

(1)	Represents the put option liability on part of the non-controlling interest in Grupo Disco Uruguay S.A. Exito Group has a non-controlling interest in Grupo Disco Uruguay S.A. of 23.35%, (December 31, 2023 - 30.85%) of which 15.66% (December 31, 2023 - 23.16%) is subject to a put option held by non-controlling shareholders. Such put option is exercisable by the holders at any time until expiry on June 30, 2025. The put option exercise price is the greater of following three measures: (i) a fixed price per share in US dollars as stated in the put option contract adjusted at a rate of 5% per year, (ii) a multiple of 6 times the average EBITDA of the last two years minus the net debt of Grupo Disco Uruguay S.A. as of the exercise date, or (iii) a multiple of 12 times the average net income of the past two years of Grupo Disco Uruguay S.A. At September 30, 2024, the greater of these three measures was the a fixed price in US dollars.

During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the assignment of this put option to Exito Group. Once this assignment was completed, making Exito Group the direct holder of the put option liability, the put-call contract between Exito Group and Grupo Casino was finished.

To guarantee compliance with the obligation assumed by Exito Group in this assignment, a non-possessory pledge was constituted over the series B shares in Grupo Disco Uruguay S.A., which are property of Spice Investment Mercosur S.A., which are related in the title number 1 shareholding and representing 25% of the voting capital of Grupo Disco Uruguay S.A. This guarantee does not transfer the right to vote or receive dividends that the pledged shares have, which are held by Spice Investment Mercosur S.A. This guarantee replaces the last given in previous years on the same shareholding title.

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2022	1,455,584
Proceeds from loans and borrowings	1,241,972
Changes in the fair value of the put option recognized in equity	(205,260)
Interest accrued	182,377
Translation difference	(2,150)
Repayments of loans and borrowings	(136,716)
Payments of interest on loans and borrowings	(146,800)
Balance at September 30, 2023	2,389,007

Balance at December 31, 2023 (1)	1,266,205
Proceeds from loans and borrowings (2)	1,483,290
Changes in the fair value of the put option recognized in equity	(118,358)
Interest accrued	164,446
Translation difference	(1,476)
Repayments of loans and borrowings (3)	(197,461)
Payments of interest on loans and borrowings	(141,423)
Balance at September 30, 2024	2,455,223

(1)	At December 31, 2023, the balance included:

$108,969 corresponding of a bilateral credit taken on March 27, 2020, $136,727 of a bilateral credit taken on June 3, 2020 and the extension of a bilateral credit with three new bilateral credits in amounts of $202,663; $126,478 y $114,053 taken on March 26, 2021 as well as $101,280 and $25,348 of anew bilateral credits taken on August 28, 2023, for the Parent Company.

The put option contract of Spice Investments Mercosur S.A. for $442,342 with the non-controlling interest owners of the subsidiary Grupo Disco Uruguay S.A.

Credit from the subsidiary Libertad S.A. for $156.

Letters of credit from the subsidiary Spice Investments Mercosur S.A. and its subsidiaries for $8,189.

(2)	The Parent Company requested disbursement of $30,000; $70,000 y $230,000 against one of its outstanding bilateral revolving credits entered February 18, 2022; disbursement of $300,000 against the bilateral revolving credit entered on October 10, 2022, and disbursement of $200,000 against other bilateral revolving credit entered on April 4, 2022.

In February 2024, the Parent Company requested disbursements for $70,000 against the bilateral revolving credit entered on February 18, 2022 and for $100,000 against the bilateral revolving credit entered on February 12, 2024.

In August and September 2024, the Parent Company requested disbursements for $132,515 against the bilateral credit entered on August 09, 2024 and $65,000 against bilateral credit entered September 02, 2024.

During the period ended September 30, 2024, the subsidiary Libertad S.A. requested disbursements for $51,183.

During the period ended September 30, 2024, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested disbursements for $149,428 and letters of credit totaling $85,164.

(3)	During the period ended September 30, 2024, the Parent Company paid $50,000 corresponding on the renewal on the bilateral credit contract signed on March 26, 2021, $25,596 corresponds to two bilateral credits signed on March 26, 2021; $36,250 from the bilateral credit signed on March 27, 2020.

During the period ended September 30, 2024, subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid credits for $163 and letters of credit in amount of $85,452.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred.

Below is a detail of maturities for non-current loans and borrowings outstanding at September 30, 2024, discounted at present value (amortized cost):

Year	Total
2025	227,631
2026	47,343
2027	14,873
>2028	21,706
311,553

As of September 30, 2024, Exito Group has not available unused credit lines.

Covenants

Under loans and borrowing contracts, Exito Group is subject to comply with the following financial covenants: as long as Almacenes Exito S.A. has payment obligations arising from the contracts executed on March 27, 2020, maintain a leverage financial ratio, defined as adjusted recurring Ebitda to gross financial liabilities of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Almacenes Éxito S.A. for each annual period.

As of December 31, 2023, Exito Group complied with its covenants.

Additionally, from the same loans and borrowing contracts Exito Group is subject to comply with some non-financial covenant, which at December 31, 2023 were complied.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	September 30, 2024	December 31, 2023
Defined benefit plans	39,026	38,106
Long-term benefit plan	1,995	1,815
Total employee benefits	41,021	39,921
Current	5,450	4,703
Non-Current	35,571	35,218

Note 22. Provisions

The balance of provisions is shown below:

	September 30, 2024	December 31, 2023
Restructuring	28,692	5,180
Legal proceedings (1)	17,263	19,736
Taxes other than income tax	54	297
Other provisions (2)	13,574	8,462
Total provisions	59,583	33,675
Current	47,108	22,045
Non-Current	12,475	11,630

At September 30, 2024 and at December 31, 2023, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against Exito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. There is no individual material process included in these provisions. The balance is comprised of:

	September 30, 2024	December 31, 2023
Labor legal proceedings	11,785	10,211
Civil legal proceedings	4,277	7,250
Administrative and regulatory proceedings	1,201	2,275
Total legal proceedings	17,263	19,736

(2)	The balance of other provisions corresponds to:

	September 30, 2024	December 31, 2023
Store close	9,862	61
Urbanistic improvements	2,215	2,215
Reduction for merchandises VMI	407	296
Montevideo real estate project	-	3,500
Others minor in the parent company	745	-
Others minor in Colombian subsidiaries	199	2,227
Others minor in Libertad S.A.	146	163
Total others provisions	13,574	8,462

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377
Increase	7,021	-	22,436	4,107	33,564
Uses	-	(243)	(216)	-	(459)
Payments	(2,184)	-	(28,601)	(4,840)	(35,625)
Reversals (not used)	(2,313)	(3,336)	(1,265)	(414)	(7,328)
Other reclassifications	16	-	(469)	(65)	(518)
Effect of exchange differences on the translation into presentation currency	(1,875)	(515)	(1)	(404)	(2,795)
Balance at September 30, 2023	19,766	379	2,401	6,670	29,216

Balance at December 31, 2023	19,736	297	5,180	8,462	33,675
Increase	5,197	-	56,790	17,103	79,090
Payments	(1,041)	-	(31,592)	(8,965)	(41,598)
Reversals (not used)	(5,943)	(242)	(1,686)	(3,756)	(11,627)
Other reclassifications	(745)	-	-	745	-
Effect of exchange differences on the translation into presentation currency	59	(1)	-	(15)	43
Balance at September 30, 2024	17,263	54	28,692	13,574	59,583

Note 23. Trade payables and other payable

	September 30, 2024	December 31, 2023
Payables to suppliers of goods	2,830,951	2,725,532
Payables and other payable - agreements (1)	352,155	1,562,246
Employee benefits	347,378	335,989
Payables to other suppliers	287,628	325,447
Withholding tax payable (2)	250,897	72,146
Dividends payable (3)	87,755	32,691
Purchase of assets (4)	59,560	121,554
Tax Payable	32,427	72,346
Other	20,650	38,175
Total trade payables and other payable	4,269,401	5,286,126
Current	4,248,368	5,248,777
Non-Current	21,033	37,349

(1)	The detail of payables and other payable - agreements is shown below:

	September 30, 2024	December 31, 2023
Payables to suppliers of goods	295,216	1,429,006
Payables to other suppliers	56,939	133,240
Total payables and other payable - agreements	352,155	1,562,246

(2)	It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023.

(3)	The increase corresponds to the dividends declared on 2024.

(4)	The reduction is basically because a payment for $20,530 from Clearpath contract and $41,464 from others contracts.

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with Exito Group.

Exito Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, Exito Group has entered into agreements with some financial institutions in Colombia, that provide an additional payment period for these discounted supplier invoices. The terms under such agreements are not unique to Exito Group but are based on market practices in Colombia applicable to other players in the market that legally do not change the nature of the business transaction.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023 and onwards, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	The base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	The tax on occasional payable by legal entities on total occasional gains obtained during the taxable year. For 2024 and 2023 the rate is 15%.

d.	A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $14 in 2024) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023.

e.	Taxes, levies and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations. VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax. The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

f.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services. The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation agreements.

g.	The annual adjustment applicable at December 31, 2023 to the cost of furniture and real estate deemed fixed assets is 12.40%.

h.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

Pursuant to tax regulations in force, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

(a)	Tax credits of Almacenes Éxito S.A.

At September 30, 2024 Almacenes Éxito S.A. has accrued $61,415 (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of Almacenes Éxito S.A’s. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415
Movements of excess presumptive income	-
Balance at September 30, 2024	61,415

At September 30, 2024, Almacenes Éxito S.A. has accrued tax losses amounting to $1,006,444 (at December 31, 2023 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting period is shown below:

Balance at December 31, 2022	740,337
Tax losses during the period	-
Balance at December 31, 2023	740,337
Tax losses during the period	266,107
Balance at September 30, 2024	1,006,444

(b)	Movement of tax losses for Colombian subsidiaries for the reporting period is shown below

Balance at December 31, 2022	33,562
Marketplace Internacional Éxito y Servicios S.A.S	105
Transacciones Energéticas S.A.S. E.S.P. (i)	126
Depósitos y Soluciones Logísticas S.A.S.	(24)
Balance at December 31, 2023	33,769
Marketplace Internacional Éxito y Servicios S.A.S	464
Transacciones Energéticas S.A.S. E.S.P. (i)	(1,380)
Balance at September 30, 2024	32,853

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2024 (25% in 2023);
-	Argentina applies a 30% income tax rate in 2024 (35% in 2023).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	September 30, 2024	December 31, 2023
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	468,262	267,236
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	146,575	137,000
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	57,614	71,450
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	31,566	20,339
Current income tax assets of subsidiary Onper Investment 2015 S.L.	28,151	10,715
Tax discounts of Éxito from taxes paid abroad	17,404	17,258
Income tax advances from Colombian subsidiaries	2,611	-
Other current tax assets of subsidiary Onper Investment 2015 S.L.	34	29
Total current tax assets	752,217	524,027

Current tax liabilities

	September 30, 2024	December 31, 2023
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	71,367	98,391
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	7,832	3,621
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	7,330	47
Income tax payable from some Colombian subsidiaries	6,301	-
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	2,914	4,979
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	261	293
Total current tax liabilities	96,005	107,331

Note 24.4. Income tax

The reconciliation between accounting (loss) income and liquid (loss) and the calculation of the tax expense are as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
(Loss) gain before income tax	(698)	166,669	2,071	2,190
Add
IFRS adjustments with no tax effects (1)	28,508	(82,005)	131,641	23,061
Non-deductible expenses	14,819	19,600	6,871	5,385
Tax on financial transactions	7,348	7,016	1,638	1,688
Donation to food banks and others	5,363	3,599	3,191	3,599
Reversal of expected credit losses	4,175	-	1,514	-
ICA deduction paid after the presentation of the income	1,228	(162)	-	-
Fines, penalties and litigation	608	1,775	141	1,320
Taxes taken on and revaluation	560	663	238	286
Net income - recovery of depreciation of sold fixed assets	250	1,492	200	261
Reimbursement of deduction for income-generating assets arising from the sale of assets	-	101	-	-
Less
Effect of accounting results of foreign subsidiaries	(143,011)	(176,693)	(36,254)	(46,650)
Tax-exempt dividends received from subsidiaries	(68,456)	(12,620)	(64,214)	(10,000)
Recovery of costs and expenses	(3,425)	(16,893)	(71)	268
Deduction from hiring of handicapped employees	(1,912)	(1,858)	(637)	(619)
Derecognition of gain from the sale of assets reported as occasional gain	(1,761)	(21,789)	(589)	(565)
Non-deductible taxes	(529)	(355)	25	(3)
Write-off of receivables	-	(1,016)	-	1,048
30% additional deduction on salaries paid to apprentices	-	(193)	-	(64)
Liquid (loss)	(156,933)	(112,669)	45,765	(18,795)
exempt income	57,599	38,239	25,264	-
Liquid (loss) before offsetting	(214,532)	(150,908)	20,501	(18,795)
Offsetting	(1,349)	-	(297)	-
Liquid (loss) after offsetting	(215,881)	(150,908)	20,204	(18,795)
Liquid (loss) of the Parent and its Colombian subsidiaries	(266,571)	(189,194)	537	(32,177)
Liquid income of certain Colombian subsidiaries	50,688	38,286	19,659	13,382
Total liquid net income	50,688	38,286	19,659	13,382
Income tax rate	35%	35%	35%	35%
Subtotal tax (expense)	(17,741)	(13,400)	(6,881)	(4,684)
(Expense) tax on casual profits	(9)	(389)	(9)	-
Adjustment in respect of current income tax of prior periods	(1,776)	311	-	311
(Expense) tax paid abroad	-	(2,677)	-	(7)
Total tax (expense) of the Colombian subsidiaries	(19,526)	(16,155)	(6,890)	(4,380)
Total current tax (expense) of foreign subsidiaries	(50,739)	(59,136)	(12,813)	(15,720)
Total current tax (expense)	(70,265)	(75,291)	(19,703)	(20,100)

(1)	IFRS adjustments with no tax effects are:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Other accounting expenses with no tax effects	346,397	316,161	115,436	107,452
Accounting provisions	103,469	60,260	46,285	28,724
Untaxed dividends of subsidiaries	68,456	50,859	64,214	10,000
Exchange difference, net	63,005	(60,351)	29,360	(2,958)
Other accounting not for tax purposes (revenue), net	9,351	24,295	12,124	30,474
Taxed actuarial estimation	1,299	1,645	543	547
Taxed leases	(215,834)	(184,556)	(70,448)	(54,348)
Net results using the equity method	(146,570)	(128,795)	(45,338)	(18,969)
Non-accounting costs for tax purposes	(80,240)	(59,656)	(8,387)	(38,196)
Recovery of provisions	(58,496)	(26,430)	(17,839)	(19,281)
Excess personnel expenses for tax purposes over accounting personnel expenses	(41,445)	(39,571)	11,950	(8,250)
Excess tax depreciation over accounting depreciation	(20,884)	(35,803)	(6,259)	(12,108)
Non-deductible taxes	-	(63)	-	(26)
Total	28,508	(82,005)	131,641	23,061

The components of the income tax income and occasional earnings (expense) recognized in the statement of profit or loss were:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Deferred income tax gain income (expense) (Note 24.6)	105,540	42,420	24,985	25,097
Current income tax (expense)	(68,480)	(75,213)	(19,694)	(20,411)
Adjustment in respect of current income tax of prior periods	(1,776)	311	-	311
(Expense) tax on casual profits	(9)	(389)	(9)	-
Total income tax income (expense)	35,275	(32,871)	5,282	4,997

Note 24.5. Deferred tax

	September 30, 2024		December 31, 2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Leases	613,769	(518,359)	634,180	(545,661)
Tax losses	352,255	-	259,118	-
Property, plant, and equipment	100,164	(274,214)	93,660	(221,364)
Tax credits	61,449	-	61,449	-
Excess presumptive income	21,495	-	21,495	-
Other provisions	19,436	-	9,926	-
Investment property	-	(168,404)	-	(120,144)
Goodwill	-	(217,708)	-	(217,687)
Other	88,509	(62,776)	100,045	(33,423)
Total	1,257,077	(1,241,461)	1,179,873	(1,138,279)

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which Exito Group operates are grouped as follows:

	September 30, 2024		December 31, 2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	218,587	-	113,373	-
Uruguay	93,897	-	84,319	-
Argentina	-	(296,868)	-	(156,098)
Total	312,484	(296,868)	197,692	(156,098)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Profit (expense) benefit from deferred tax recognized in income	105,540	42,420	24,985	25,097
Adjustment related current income tax previous periods	(1,776)	311	-	311
(Expense) profit from deferred tax recognized in other comprehensive income	(559)	4,339	884	(304)
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	(129,183)	24,460	(16,619)	8,638
Total movement of net deferred tax	(25,978)	71,530	9,250	33,742

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at September 30, 2024 amounted to $148,395 (at December 31, 2022 - $81,773).

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2024 or 2023 by Exito Group to its shareholders.

Note 24.7. Non-Current tax liabilities

The $7,350 balance at September 30, 2024 (at December 31, 2023 - $8,091) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	September 30, 2024	December 31, 2023
Collections on behalf of third parties (1)	69,186	123,023
Derivative financial instruments (2)	432	11,299
Derivative financial instruments designated as hedge instruments (3)	130	5,488
Total derivative instruments and collections on behalf of third parties	69,748	139,810

(1)	Collections on behalf of third parties includes amounts received for services where Exito Group acts as an agent, such as travel agency sales, card collections and payments and banking services provided to customers. Include $17,968 (December 31, 2023 - $26,515) with third parties (Note 10.5).

(2)	The detail of maturities of these instruments at September 30, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	311	121	-	-	432

The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At September 30, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Loans and borrowings	USD/COP	1 USD / $4,200.51	130

The detail of maturities of these hedge instruments at September 30, 2024 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	130	-	-	-	130

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,204.54	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Note 26. Other liabilities

The balance of other liabilities is shown below:

	September 30, 2024	December 31, 2023
Deferred revenues (1)	131,260	208,126
Customer loyalty programs	46,743	43,990
Advance payments under lease agreements and other projects	4,263	4,604
Advances for the sale of inventory of real estate projects (2)	3,320	-
Repurchase coupon	287	239
Instalments received under “plan resérvalo”	159	160
Total other liabilities	186,032	257,119
Current	183,156	254,766
Non-Current	2,876	2,353

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

Exito Group considers Customer Loyalty Programs and deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred revenue	Customer loyalty programs
Balance at December 31, 2022	154,265	56,165
Additions	1,344,539	12,903
Revenue recognized	(1,382,200)	(11,856)
Effect of exchange difference from translation into presentation currency	(3,904)	(7,977)
Balance at September 30, 2023	112,700	49,235

Balance at December 31, 2023	208,126	43,990
Additions	4,394,290	11,370
Revenue recognized	(4,471,130)	(9,450)
Effect of exchange difference from translation into presentation currency	(26)	833
Balance at September 30, 2024	131,260	46,743

(2)	Correspond to advances for the sale of inventories of the Montería Centro real estate project for $2,070 and Éxito La Colina for $1,250.

Note 27. Shareholders’ equity

Capital and premium on placement of shares

At September 30, 2024, and at December 31, 2023, Almacenes Exito’s authorized capital is represented by 1.590,000,000 common shares with a nominal value of $3.3333 Colombian pesos.

At September 30, 2024, and at December 31, 2023 the number of subscribed shares is 1.344.720.453 and the number of treasury shares is 46.856.094.

The rights granted on the shares correspond to voice and vote for each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on Almacenes Exito’s shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Exito.

Reserves

Reserves are appropriations made by Almacenes Éxito’s S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for payment future dividend.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	September 30, 2024			September 30, 2023			December 31, 2023
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement from financial instruments designated at fair value through other comprehensive income	(16,771)	-	(16,771)	(17,746)	-	(17,746)	(16,433)	-	(16,433)
Remeasurement on defined benefit plans	(5,052)	1,844	(3,208)	(536)	334	(202)	(5,052)	1,844	(3,208)
Translation exchange differences	(2,342,014)	-	(2,342,014)	(1,901,124)	-	(1,901,124)	(2,323,383)	-	(2,323,383)
Gain from cash-flow hedge	10,353	2,052	12,405	9,768	(189)	9,579	8,756	2,611	11,367
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,372,461)	3,896	(2,368,565)	(1,928,615)	145	(1,928,470)	(2,355,089)	4,455	(2,350,634)
Other comprehensive income of non - controlling interests			(45,306)			(50,558)			(46,588)
Other comprehensive income of the parent			(2,323,259)			(1,877,912)			(2,304,046)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Retail sales (1) (Note 39)	14,886,333	15,050,693	4,997,762	4,912,100
Service revenue (2) (Note 39)	654,800	599,648	233,006	203,561
Other revenue (3) (Note 39)	51,352	56,410	11,661	15,816
Total revenue from contracts with customers	15,592,485	15,706,751	5,242,429	5,131,477

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount includes the following items:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Retail sales, net of sales returns and rebates	14,883,483	15,003,485	4,997,762	4,912,100
Sale of real estate project inventories (a)	2,850	47,208	-	-
Total retail sales	14,886,333	15,050,693	4,997,762	4,912,100

(a)	As of September 30, 2024, it corresponds to the sale of 14.04% of Exito Occidente real estate project. As of September 30, 2023, it corresponds to the sale of the Galería La 33 real estate project.

(2)	Revenues from services and rental income comprise:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Leases and real estate related income	242,093	225,165	85,319	76,193
Lease of physical space	85,926	76,685	35,726	26,495
Distributors	69,530	71,318	23,169	22,087
Advertising	59,832	63,677	22,291	23,113
Commissions	52,128	25,477	17,121	8,743
Administration of real estate	44,596	39,210	14,884	13,244
Telephone	35,484	29,731	12,414	10,513
Transport	30,904	25,889	11,157	9,060
Banking services	15,370	16,474	4,649	5,947
Money transfers	5,673	6,963	1,057	2,183
Other	13,264	19,059	5,219	5,983
Total service revenue	654,800	599,648	233,006	203,561

(3)	Other revenue relates to:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Marketing events	11,913	14,360	4,193	4,501
Collaboration agreements (a)	7,895	6,251	2,419	564
Leverages of assets	4,510	4,170	1,431	2,292
Royalty revenue	3,018	2,789	566	1,657
Financial services	2,548	2,502	775	741
Recovery of other liabilities	1,930	4,055	229	52
Fee real state project	1,601	1,371	386	271
Use of parking spaces	897	1,422	266	477
Technical assistance	58	47	15	18
Recovery of provisions	-	-	(3,500)	-
Other	16,982	19,443	4,881	5,243
Total other revenue	51,352	56,410	11,661	15,816

(a)	Represents revenue from the following collaboration agreements:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Redeban S.A.	3,843	2,795	1,261	893
Éxito Media	1,969	1,779	871	657
Autos Éxito	1,234	-	(166)	-
Alianza Sura	830	1,587	452	(1,015)
Moviired S.A.S.	19	90	1	29
Total collaboration agreement	7,895	6,251	2,419	564

Note 29. Distribution, administrative and selling expenses.

The amount of distribution, administrative and selling expenses by nature is:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Employee benefits (Note 30)	1,287,279	1,313,536	430,553	446,588
Depreciation and amortization	443,983	423,063	146,585	139,636
Taxes other than income tax	310,438	311,267	81,591	75,749
Fuels and power	206,398	205,082	65,350	65,227
Repairs and maintenance	194,862	189,913	57,696	63,827
Commissions on debit and credit cards	114,649	118,771	37,839	36,880
Advertising	113,332	118,112	39,335	39,899
Security services	88,322	85,949	29,941	26,472
Services	84,355	86,546	23,211	28,832
Cleaning services	67,422	65,230	21,911	21,148
Professional fees	66,271	66,241	23,629	20,399
Leases	44,520	44,712	13,067	13,048
Transport	41,828	32,997	14,395	10,540
Administration of trade premises	40,962	37,315	13,548	12,497
Packaging and marking materials	37,417	42,287	12,521	13,341
Outsourced employees	35,881	38,625	12,580	12,025
Insurance	35,690	36,591	10,678	12,269
Credit loss expense (a)	30,524	19,597	14,715	6,401
Commissions	10,320	12,019	3,160	3,962
Other commissions	7,526	7,248	2,490	2,167
Cleaning and cafeteria	7,456	7,775	2,376	2,530
Travel expenses	6,015	14,695	1,934	3,975
Stationery, supplies and forms	5,648	4,761	2,114	1,752
Legal expenses	5,269	6,664	1,466	1,956
Expenses provisions to legal processes	5,197	6,853	2,228	1,923
Other provision expenses	4,642	4,107	1,390	1,211
Seguros Éxito collaboration agreement	3,324	481	-	-
Ground transportation	3,058	3,281	949	1,090
Autos Exito collaboration agreement	-	918	(166)	307
Other	198,100	164,898	69,017	59,473
Total distribution, administrative and selling expenses	3,500,688	3,469,534	1,136,103	1,125,124
Distribution expenses	1,936,526	1,861,275	628,678	598,041
Administrative and selling expenses	276,883	294,723	76,872	80,495
Employee benefit expenses	1,287,279	1,313,536	430,553	446,588

(a)	This amount includes the following items:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Allowance for expected credit losses (Note 8.1)	30,119	17,357	14,614	6,122
Hyperinflationary adjustments	455	1,772	217	310
Write-off of receivables	(50)	468	(116)	(31)
Total	30,524	19,597	14,715	6,401

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Wages and salaries	1,061,416	1,083,882	355,418	375,153
Contributions to the social security system	37,113	38,225	11,336	12,368
Other short-term employee benefits	43,124	44,203	14,132	15,482
Total short-term employee benefit expenses	1,141,653	1,166,310	380,886	403,003

Post-employment benefit expenses, defined contribution plans	107,616	107,066	35,369	34,999
Post-employment benefit expenses, defined benefit plans	2,006	1,876	599	556
Total post-employment benefit expenses	109,622	108,942	35,968	35,555

Termination benefit expenses	13,442	13,511	5,537	(828)
Other personnel expenses	22,370	24,656	8,083	8,798
Other long-term employee benefits	192	117	79	60
Total employee benefit expenses	1,287,279	1,313,536	430,553	446,588

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating revenues (expenses) and other (losses) gains, net

Other operating revenues

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Reversal of allowance for expected credit losses (Note 8.1)	18,604	13,843	9,462	4,350
Recovery of liabilities	17,702	-	324	-
Recovery of other provisions for legal proceedings	5,943	2,145	1,148	820
Recovery of other provisions	3,756	414	3,574	49
Other indemnification	3,581	2,021	1,008	644
Insurance indemnification	2,565	2,584	1,477	1,901
Recovery of costs and expenses from taxes other than…income tax	2,052	2,176	24	309
Recovery of restructuring expenses	1,686	1,265	1	(295)
Recovery of provisions from taxes other than…income tax	242	3,336	1	(1)
Total other operating revenue	56,131	27,784	17,019	7,777

Other operating expenses

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Restructuring expenses	(56,790)	(22,436)	(24,999)	(5,660)
Other provisions (1)	(12,461)	-	(7,266)	-
Other (2)	(15,196)	(36,573)	(336)	(19,549)
Total other operating expenses	(84,447)	(59,009)	(32,601)	(25,209)

(1)	Corresponds to the store and shops close plan.

(2)	Corresponds:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Fees for the registration process in the New York and Sao Paulo stock exchanges	(11,948)	(32,923)	(408)	(16,773)
Tax on wealth expense	(1,312)	1,440	2	(191)
Fees for the projects for the implementation of norms and laws	(1,134)	(3,735)	71	(1,720)
Others	(802)	(1,355)	(1)	(865)
Total others	(15,196)	(36,573)	(336)	(19,549)

Other net (losses) gains

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Write-off of property, plant and equipment	(7,974)	(6,791)	(1,345)	(1,197)
Gain from the sale of assets	3,017	1	100	1
Gain from sale of property, plant and equipment	2,327	937	752	227
Gain from the early termination of lease contracts	1,431	3,508	241	141
Reversal of impairment of property, plant and equipment	590	110	590	31
Total other net (loss) gains	(609)	(2,235)	338	(797)

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Net monetary position results, effect of the statement of profit or loss (1)	63,334	41,091	15,543	(6,884)
Gain (loss) from foreign exchange differences	46,993	143,587	5,676	17,551
Interest income on cash and cash equivalents (Note 7)	24,017	33,941	5,692	9,499
Gains from valuation of derivative financial instruments	16,052	1,131	(5,272)	832
Gain from liquidated derivative financial instruments	13,598	35,730	9,622	3,568
Other financial income	13,189	13,572	2,995	2,765
Total financial income	177,183	269,052	34,256	27,331
Interest expense on loan and borrowings	(179,481)	(182,377)	(62,782)	(75,480)
Interest expense on lease liabilities (Note 15.2)	(110,582)	(93,209)	(36,483)	(32,061)
Loss from foreign exchange differences	(68,724)	(74,492)	(24,218)	9,913
Factoring expenses	(68,116)	(100,056)	(13,254)	(18,686)
Loss from liquidated derivative financial instruments	(22,426)	(65,806)	(1,417)	(27,789)
Net monetary position expense, effect of the statement of financial position	(21,730)	(19,736)	(7,074)	(93)
Commission expenses	(4,620)	(5,145)	(803)	(1,004)
(Loss) gain from fair value changes in derivative financial instruments	(431)	(28,225)	571	10,131
Other financial expenses	(13,574)	(8,031)	(3,559)	(2,165)
Total financial cost	(489,684)	(577,077)	(149,019)	(137,234)
Net financial result	(312,501)	(308,025)	(114,763)	(109,903)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
September 30, 2023	3,587.49	104.5%
December 31, 2023	6,603.36	276.4%
September 30, 2024	10,665.28	61.5%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding at the periods ended September 30, 2024 and 2023.

The calculation of basic and diluted earnings per share for all periods presented is as follows:

In profit for the period:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Net (loss) profit attributable to equity holders of the parent (basic)	(91,331)	7,249	(34,733)	(31,685)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic (losses) earnings per share to equity holders of the parent (in Colombian pesos)	(70.37)	5.59	(26.76)	(24.41)

In continuing operations:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Net profit from continuing operations (basic)	34,577	133,798	7,353	7,187
Less: net income from continuing operations attributable to non-controlling interests	125,908	126,549	42,086	38,872
Net (loss) profit from continuing operations attributable to the equity holders of the parent (basic)	(91,331)	7,249	(34,733)	(31,685)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic (losses) earnings per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	(70.37)	5.59	(26.76)	(24.41)

Note 34. Impairment of assets

No impairment on financial assets were identified at September 30, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 8).

At December 31, 2023, Exito Group completed the annual impairment testing for non-financial assets, which is duly disclosed in the consolidated financial statements presented at the closing of this year

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments in private equity funds	418	418	472	472
Derivative financial instruments forwards (Note 12)	5,752	5,752	-	-
Derivative swap contracts denominated as hedge instruments (Note 12)	26	26	2,378	2,378
Investment in bonds through other comprehensive income (Note 12)	13,149	13,149	13,288	13,288
Equity investments (Note 12)	10,658	10,658	10,676	10,676
Non-financial assets
Investment property (Note 14)	1,806,944	4,302,437	1,653,345	4,174,798
Property, plant and equipment, and investment property held for sale (Note 40)	20,583	24,077	12,413	22,469
Financial liabilities
Loans and borrowings (Note 20)	2,131,239	2,133,813	823,863	824,054
Put option (Note 20)	323,984	323,984	442,342	442,342
Forward contracts denominated as hedge instruments (Note 25)	130	130	5,488	5,488
Derivative financial instruments forwards (Note 25)	432	432	11,299	11,299
Non-financial liabilities
Customer loyalty liability (Note 26)	46,743	46,743	43,990	43,990

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract.
Market representative exchange rate on the date of valuation.
Forward points of the Peso-US Dollar forward market on the date of valuation.
Number of days between valuation date and maturity date.
Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.
Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

Investment property	Level 2	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (12-17%) Vacancy rate (0% - 58,94%) Terminal capitalization rate (8,25% - 9,50%)

Investment property	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable value

Investment property	Level 2	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.
Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.
Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract.
Market representative exchange rate on the date of valuation.
Forward points of the Peso-US Dollar forward market on the date of valuation.
Number of days between valuation date and maturity date.
Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Customer loyalty liability (refer to footnote 26)	Level 3	Market value	The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.	Number of points redeemed, expired and issued. Point value. Expected redemption rate.

Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.	Net income of Supermercados Disco del Uruguay S.A. since October 2022 to September 2023 and since October 2023 to September 2024.
US Dollar-Uruguayan peso exchange rate on the date of valuation
US Dollar-Colombian peso exchange rate on the date of valuation
Total shares Supermercados Disco del Uruguay S.A.

Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. since October 2023 to September, 2024.	$188,008	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco Uruguay S.A., or (iii) a multiple of the net income of Grupo Disco Uruguay S.A.
	Ebitda of Supermercados Disco del Uruguay S.A., consolidated over 12 months	$261,342

On September 30, 2024, the value of the put option is recognized based on fixed contract price. Grupo Disco Uruguay S.A.’s Ebitda should increase by approx. 22.71% to arrive at a value greater than the recognized value. The multiple of the net income should increase by approx 1.76% to reach a value greater than the recognized value. An exchange rate appreciation of 15% would increase the value of the put option by $48,598.

	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	$(172,068)
	Fixed contract price	$323,984
	US Dollar-Uruguayan peso exchange rate on the date of valuation	$41.68
	US Dollar-Colombian peso exchange rate on the date of valuation	$4,164.21
	Total shares Supermercados Disco del Uruguay S.A.	232,710,093

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1, level 2 and level 3 hierarchies during the period ended September 30, 2024.

Note 36. Contingencies

Contingent assets

There are no contingent assets for disclose at September 30, 2024.

Contingent liabilities

Contingent liabilities at September 30, 2024 and at December 31, 2023 are:

(a)	The following proceedings are underway, seeking that Exito Group be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia National Directorate of Customs) amounting to $42,210 (December 31, 2023 - $40,780) regarding notice of special requirement 112382018000126 of September 17, 2018, informing of a proposal to amend the 2015 income tax return. In September 2021, Almacenes Éxito S.A. received a new notice from DIAN, confirming their proposal. However, external advisors regard the proceeding as a contingent liability.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2023 - $11,830).

-	Nullity of the Official Review Settlement GGI-FI-LR-50716-22 of November 22, 2022 whereby the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax return establishing a higher value of the tax and an inaccuracy penalty, and the nullity of resolution GGI-DT-RS-282-2023 of October 27, 2023 whereby the reconsideration appeal is resolved, for $3,766 (December 31, 2023 - $-).

-	Nullity of the Official Review Settlement GGI-FI-LR-50712-22 of November 2, 2022 whereby it modifies the 2018 industry and commerce tax return establishing a higher value of the tax and an inaccuracy penalty, and the nullity of resolution GGI.DT-RS-282-2023 of October 27, 2023 whereby the reconsideration appeal is resolved, for $3,285 (December 31, 2023 - $-).

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,734 (December 31, 2023 - $2,211).

-	Nullity of the Official Review Settlement GGI-FI-LR-50720-22 of December 6, 2022 whereby it modifies the 2020 industry and commerce tax return establishing a higher tax value and an inaccuracy penalty, and the nullity of resolution GGI-DT-RS-329-2023 of December 4, 2023 whereby the reconsideration appeal is resolved, for $2,652 (December 31, 2023 - $-).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4279 of April 8, 2021 whereby the Almacenes Éxito S.A. is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018 in amount of $2,130 (December 31, 2023 - $2,130).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 of February 24, 2021, whereby the Department of Atlántico settles the Security and Citizen Coexistence Tax for the taxable period of February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 of November 10, 2021, whereby an appeal for reconsideration is resolved for $1,226 (December 31, 2023 - $1,226).

(b)	Guarantees:

-	Almacenes Éxito S.A. granted a bank guarantee effective from June 20, 2024 to June 20, 2025 to the third party PriceSmart Colombia S.A.S. in order to guarantee the payment of merchandise purchases (goods and supplies) for $4,000.

-	Almacenes Éxito S.A. granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. At September 30, 2024, the balance is $3,967 (December 31, 2023 $3,967).

-	Almacenes Éxito S.A. granted its subsidiary Transacciones Energéticas S.A.S. E.S.P. a financial guarantee for $- (December 31, 2023 - $3,000) to cover possible defaults of its obligations for the charges for the use of local distribution and regional transmission systems before the market and before the agents where the service is rendered.

-	Éxito Viajes y Turismo S.A.S. granted a guarantee in favor of JetSmart Airlines S.A.S. for $400 to guarantee compliance with the payments associated with the air ticket sales contract (December 31, 2023 $-).

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 some subsidiaries and Almacenes Éxito S.A., as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Logística, Transporte y Servicios Asociados S.A.S.	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid.

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the period ended at September 30, 2024 the amount paid was $15,145.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the period ended September 30, 2024 are as follows:

	Dividends declared	Dividends Paid
Patrimonio Autónomo Viva Malls	82,903	76,051
Grupo Disco Uruguay S.A.	12,287	12,439
Patrimonio Autónomo Viva Villavicencio	7,795	8,834
Éxito Viajes y Turismo S.A.S.	4,075	4,075
Patrimonio Autónomo Centro Comercial	3,930	4,835
Patrimonio Autónomo Viva Laureles	2,129	2,193
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,915	2,124
Distribuidora de Textiles y Confecciones S.A.S.	1,136	1,136
Patrimonio Autónomo Viva Sincelejo	931	1,100
Patrimonio Autónomo San Pedro Etapa I	818	413
Patrimonio Autónomo Viva Palmas	532	611
Total	118,451	113,811

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2023 are as follows:

	Dividends declared	Dividends Paid
Patrimonio Autónomo Viva Malls	104,623	81,621
Grupo Disco Uruguay S.A.	27,544	31,108
Patrimonio Autónomo Viva Villavicencio	10,131	9,334
Patrimonio Autónomo Centro Comercial	4,906	4,827
Patrimonio Autónomo Centro Comercial Viva Barranquilla	2,830	2,684
Patrimonio Autónomo Viva Laureles	2,687	2,611
Éxito Viajes y Turismo S.A.S.	2,517	2,517
Patrimonio Autónomo San Pedro Etapa I	1,796	1,837
Patrimonio Autónomo Viva Sincelejo	1,476	2,081
Patrimonio Autónomo Viva Palmas	768	1,115
Total	159,278	139,735

Note 38. Seasonality of transactions

Exito Group’s operation and cash flow cycles indicate certain seasonality in operating and financial results, as well as financial indicators associated with liquidity and working capital, once there is a concentration during the first and the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year. The administration manages these indicators in order to control that risks do not materialize and for those that could materialize it implements action plans in timely; additionally, it monitors the same indicators in order to keep them within industry standards.

Note 39. Operating segments

Exito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.
-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.
-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Exito Group discloses information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated.

Retail sales by each of the segments are as follows:

		January 1 to September 30		July 1 to September 30
Operating segment	Banner	2024	2023 (a)	2024	2023(a)
Colombia	Éxito	7,391,036	7,261,840	2,548,052	2,432,931
	Carulla	1,891,094	1,756,688	658,905	604,410
	Low cost and other	1,631,013	1,735,790	502,410	581,177
Argentina		1,042,048	1,161,952	353,603	356,605
Uruguay		2,931,578	3,135,046	935,228	936,993
Total consolidated		14,886,769	15,051,316	4,998,198	4,912,116

Eliminations		(436)	(623)	(436)	(16)

Total consolidated		14,886,333	15,050,693	4,997,762	4,912,100

(a)	As a consequence of the store conversions carried out during 2024, the sales of the brands of the Colombian operating segment for the periods ended September 30, 2023, have been reclassified for comparative purposes using the same store allocation presented during the periods ended September 30, 2024.

Below is additional information by operating segment:

	For the period ended September 30, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	10,913,143	1,042,048	2,931,578	14,886,769	(436)	14,886,333
Service revenue	587,181	45,454	22,166	654,801	(1)	654,800
Other revenue	45,370	2	5,980	51,352	-	51,352
Gross profit	2,487,219	344,764	1,076,055	3,908,038	-	3,908,038
Operating profit	144,584	(23,976)	257,817	378,425	-	378,425
Depreciation and amortization	428,876	25,586	71,915	526,377	-	526,377
Net finance expenses	(272,163)	(13,387)	(26,951)	(312,501)	-	(312,501)
Profit before income tax	(194,201)	(37,363)	230,866	(698)	-	(698)
Income tax	86,247	(772)	(50,200)	35,275	-	35,275

	For the period ended September 30, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	10,754,318	1,161,952	3,135,046	15,051,316	(623)	15,050,693
Service revenue	533,043	45,450	21,155	599,648	-	599,648
Other revenue	50,429	16	6,057	56,502	(92)	56,410
Gross profit	2,523,252	403,344	1,125,621	4,052,217	-	4,052,217
Operating profit	254,071	19,728	275,424	549,223	-	549,223
Depreciation and amortization	414,552	23,444	64,199	502,195	-	502,195
Net finance expenses	(278,923)	(22,427)	(6,675)	(308,025)	-	(308,025)
Profit before income taxc	(99,381)	(2,699)	268,749	166,669	-	166,669
Income tax	41,713	(19,963)	(54,621)	(32,871)	-	(32,871)

	For the quarter ended September 30, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,709,367	353,603	935,228	4,998,198	(436)	4,997,762
Service revenue	204,013	20,978	8,016	233,007	(1)	233,006
Other revenue	9,443	(2)	2,220	11,661	-	11,661
Gross profit	829,413	113,409	343,559	1,286,381	-	1,286,381
Operating profit	75,240	(14,040)	73,834	135,034	-	135,034
Depreciation and amortization	142,780	7,691	24,417	174,888	-	174,888
Net finance expenses	(82,637)	(16,925)	(15,201)	(114,763)	-	(114,763)
Profit before income tax	(25,597)	(30,965)	58,633	2,071	-	2,071
Income tax	12,270	12,699	(19,687)	5,282	-	5,282

	For the quarter ended September 30, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,618,518	356,605	936,993	4,912,116	(16)	4,912,100
Service revenue	181,794	14,757	7,010	203,561	-	203,561
Other revenue	13,960	6	1,855	15,821	(5)	15,816
Gross profit	822,127	119,940	337,803	1,279,870	-	1,279,870
Operating profit	61,827	14,872	59,818	136,517	-	136,517
Depreciation and amortization	138,953	6,570	20,380	165,903	-	165,903
Net finance expenses	(98,150)	(9,273)	(2,480)	(109,903)	-	(109,903)
Profit before income taxc	(60,747)	5,599	57,338	2,190	-	2,190
Income tax	20,545	(2,326)	(13,222)	4,997	-	4,997

(1)	Non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 40. Assets held for sale

Assets held for sale

Exito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Exito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	September 30, 2024	December 31, 2023
Property, plant, and equipment (1)	17,938	9,768
Investment property (2)	2,645	2,645
Total	20,583	12,413

(1)	Corresponds to the Local Paraná of the Argentinian subsidiary. As of September 30, 2024, the increase corresponds to the effect of exchange difference.

(2)	It corresponds to the La Secreta land negotiated with the buyer during 2019. As of September 30, 2024, 57.93% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received with the following scheme: 1.19% in 2024 and 40.88% in 2025. The deed of contribution to the trust was signed on December 1, 2020 and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 41. Financial risk management policy

At December 31, 2023, Exito Group duly disclosed the capital risk management and financial risk management policies in the consolidated financial statements presented at the closing of this year. There are no changes in these policies during the period ended at September 30, 2024.

Note 42. Subsequent Events

No events have occurred subsequent to the date of the reporting period that represent significant changes in the financial position and the operations of Exito Group due to their relevance are required to be disclosed in the financial statements.

Almacenes Éxito S.A.

Certification by the Parent Companie’s Legal Representative and Head Accountant

Envigado, November 12, 2024

We, the undersigned Legal Representative and Head Accountant of Almacenes Éxito S.A. Parent Company, each of us duly empowered and under whose responsibility the accompanying financial statements have been prepared, do hereby certify that regarding the interim consolidated financial statements, the following assertions therein contained have been verified prior to making them available to you and to third parties:

1.	All assets and liabilities included in the interim consolidated financial statements, exist, and all transactions included in said interim consolidated financial statements have been carried out during the period ended September 30, 2024 and September 30, 2023.

2.	All economic events achieved by Exito Group during the period ended September 30, 2024 and September 30, 2023, have been recognized in the interim consolidated financial statements.

3.	Assets represent likely future economic benefits (rights), and liabilities represent likely future economic sacrifice (obligations) obtained by or in charge of Exito Group at September 30, 2024 and at December 31, 2023.

4.	All items have been recognized at proper values.

5.	All economic events affecting Exito Group have been properly classified, described, and disclosed in the interim consolidated financial statements.

We do certify the above assertions pursuant to section 37 of Law 222 of 1995.

Further, the undersigned legal representative of Almacenes Éxito S.A., Parent Company, does hereby certify that the interim consolidated financial statements and the operations of Exito Group at September 30, 2024 and at December 31, 2023, are free of fault, inaccuracy or misstatement that prevent users from having a true view of its financial position.

This certification is issued pursuant to section 46 of Law 964 of 2005.

Finally, we inform that these accompanying consolidated financial statements for the periods ended September 30, 2024 and September 30, 2023 were subjected to a limited review under the International Standard for Review Engagements NITR 2410 (ISRE 2410) - Review of interim financial information, carried out by the Parent Company’s statutory auditor. The report of the statutory auditor for the period ended September 30, 2024 is an integral part of these financial statements.